Exhibit 99.1

Historic SCBT office at 46 Broad Street, Charleston, SC

Dear Shareholders, Customers, and Friends,

As a shareholder, no doubt you are aware that 2008 was a year unlike any faced in many decades by our bank or the banking industry generally. While we wish to review the company's performance in 2008, we also believe that it is important to discuss the environment in which we are operating and how we are managing through it.

Our industry faced unprecedented challenges in 2008 as the normal functions of the credit, capital and mortgage markets were severely interrupted. Your company survived this wave of turmoil better than most in the banking business. Credit quality remained very good. Non-performing assets as a percentage of total assets were 0.76%, a level well below the averages for the Carolinas and the Southeast. The company experienced double digit loan and deposit growth as many companies and individuals moved their business to safe and sound banks. The bank moved from number nine to number seven in deposit market share in South Carolina; non-interest income grew over a million dollars for the year; and we were the most valuable bank by market capitalization at year-end of any bank headquartered in South Carolina. While earnings declined, our core operating earnings remained strong and we were soundly profitable for the year. As a result, we were one of the relatively few banking companies whose stock price reflected an increase for the year. We, of course, were not totally insulated from the events that took place nationally as the company realized a significant loss on our investment in Freddie Mac preferred stock as Freddie Mac was nationalized. Having a conservative business model and talented people making disciplined, prudent decisions allowed us to weather the first phase of this economic storm in an admirable fashion.

As we entered 2008, we anticipated our growth to slow as the economy was slowing. By the second quarter, although the economy was indeed slowing, our bank continued to have good loan and deposit growth. We made the strategic decision to raise $25 million in common equity capital to increase our capital levels. Our offering was over-subscribed, and thus we added nearly $28 million in additional capital in October. Between October and year-end, the economy slowed and deteriorated even further. With the approval of over 80% of our shareholders, we amended our charter to allow our participation in the government's Capital Purchase Program. A $64.8 million capital injection was closed in January of 2009. While taking the CPP money was a difficult decision, we felt that with these funds, we could be a part of the solution to help our local communities and economies. We continue to be a very strong bank and never needed any type of "bailout." The Capital Purchase Program has been an evolving process since we decided to take the capital in January. We will continue to evaluate the value of this capital as to whether it helps our customers and communities and whether the retention of it is in the best interest of our shareholders. We anticipate paying the CPP funds back as soon as it is practical to do so.



Robert R. Horger
Chairman of the Board

Robert R. Hill, Jr.
President and Chief Executive Officer

2008 HIGHLIGHTS

- Introduced North Carolina Bank and Trust
- Opened full-service locations in James Island and Irmo
- Provided service in 50 locations in the Carolinas
- Loan growth of 11.2%
- Stock price increase of 9.5%
- One of the top performing banks nationally

2008 FINANCIAL SUMMARY

(Dollars in thousands except per share)	2008	2007	% Change
Loans, net of unearned discount	$2,316,076	$2,083,047	11.2%
Total assets	2,766,710	2,597,183	6.5%
Total deposits	2,153,274	1,927,889	11.7%
Shareholders' equity	244,928	215,065	13.9%
Net operating earnings *	22,884	22,090	3.6%
Net income	15,785	21,565	-26.8%
Diluted Operating EPS *	2.20	2.37	-7.2%
Diluted EPS	1.52	2.32	-34.5%
Return on average assets	0.58%	0.95%	-38.9%
Return on average equity	7.00%	12.42%	-43.6%

**Operating earnings exclude (1) $6.6 million (net of tax) realized loss on sale of Freddie Mac preferred securities, (2) $202,000 and $525,000 of merger expenses (net of tax) for 2008 and 2007, respectively, and (3) $248,000 (net of tax) loss on Bank Owned Life Insurance and other-than-temporary impairment on other equities.*

PERFORMANCE

SCBT vs. KBW (KRX)

	SCBT 12/31/08	KRX Median 12/31/08
NPAs/Assets	0.76%	1.52%
ALL/Total Loans	1.36	1.58
NCOs/Average Loans	0.26	0.63
Return on Average Assets	0.58	0.64
Return on Average Equity	7.00	6.08

KRX is a composition of 50 regionally diversified mid- & small-cap banking institutions in the U.S. The index is calculated using an equal-weighted method and components comply with the GICS and ICS classification standards.

Source: Keefe, Bruyette & Woods, Richmond, VA ©2009

TOTAL RETURN PERFORMANCE



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Index Value
12/31/03
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SCBT Financial Corporation
NASDAQ Composite
SNL Southeast Bank Index

The performance graph above compares SCBT's cumulative total return over the most recent five-year period with the NASDAQ Composite and the SNL Southeast Bank Index, a banking industry performance index for the southeastern United States. Returns are shown on a total return basis, assuming the reinvestment of dividends and a beginning index value of 100 per share. The value of SCBT's stock as shown in the graph is based on published prices for transactions in SCBT's stock.

Source: SNL Financial LC, Charlottesville, VA ©2009

Most of the credit issues facing our company in 2008 were concentrated on the coast and in our construction and development portfolio. At the end of 2008 and the beginning of 2009, we began to see the slowing economy move inland and the economic slowdown began to affect more people and businesses within our geographic footprint. While we withstood the 2008 wave of financial crises, 2009 could have deeper and broader economic events. We anticipate that the year will present additional challenges, as we do not anticipate the economy beginning to turn until at least 2010. In spite of the environment of 2009, our strong capital position, seasoned team, and conservative credit culture will aid us in weathering the storm.

To manage through this environment our first goal has been to bolster capital levels, which today are very strong. With a total risk-based capital ratio of approximately 12.3% at year-end, we are in a much stronger position than many of our peers. We have also increased our provision for loan losses. Additionally, steps have been taken to review our loan portfolio in depth and to identify problem loans so our team is prepared to react quickly to a deteriorating loan. Focus has also been placed on our people and core competencies as a company. We will work to ensure that the basics are done very well. We will continue to manage expenses closely and look for potential expense reduction remedies. For example, in 2008 our three bank charters were collapsed into one charter to become more efficient. We have also reduced salary expenses, reduced bonus payouts, and trimmed many other areas to prepare for 2009.

Your board of directors continues to be very engaged in helping guide our company through the current economic environment. Our various committees are proactive in helping our company respond and be prepared for the economic and governance challenges and opportunities. We are fortunate to have the talent and commitment level of a strong board. Be assured, they are committed to making decisions they believe to be in the long-term best interest of our shareholders, employees, and customers.

Finally, SCBT will be opportunistic. We manage our company for the long-term and we believe this cycle will present many strategic opportunities. SCBT is now clearly in a position to be the dominant community bank in South Carolina. The foundation is being built for a similar model in North Carolina. Our team will selectively look to add bankers who have strong customer relationships and unique skills. New opportunities will be examined and pursued if they are consistent with our long-term strategic plan. Our goal is to manage through the turmoil created by this environment and to seize the opportunities that may be presented so that our company will be a stronger one for the future.

We thank you for your belief in and support of SCBT Financial Corporation.

Robert R. Hill, Jr.
President and Chief Executive Officer

Robert R. Horger
Chairman of the Board

WE BELIEVE IN SOUNDNESS.



The vault pictured is located in our historic Charleston Broad Street office. Built in 1929, it is our understanding that the door alone weighs nearly six tons, and due to its massive structure, the vault was installed first and the building was built around it.

Since our inception, we have held fast to the belief that by remaining financially sound, secure and reliable, profitability and growth will ensue. This belief drives many of our decisions as well as our overall corporate culture. It defines who we are.

Some facts about SCBT Financial Corporation:

- Moved up from 9th to 7th in South Carolina deposit market share
- 3rd largest bank headquartered in South Carolina
- 8th largest bank in Charlotte deposit market share


NCBT
SCBT
CHARLOTTE
GREENVILLE
COLUMBIA
MYRTLE BEACH
CHARLESTON
HILTON HEAD

Bamberg
Beaufort
Bluffton
Cayce
Charleston
Charlotte
Columbia
Daniel Island
Denmark
Elloree
Florence
Georgetown
Greenville
Hardeeville
Harleyville
Hilton Head

Indian Land
Irmo
James Island
Lady's Island
Lake City
Lexington
Mint Hill
Moncks Corner
Murrells Inlet
Myrtle Beach
Norway
Orangeburg
Ridgeland

Santee
Simpsonville
St. George
Summerville
Walterboro
Fort Mill
Rock Hill
York

Located in five of the fastest growing cities in the Southeast, SCBT Financial Corporation operates 50 locations in 16 South Carolina counties and in Mecklenburg County in North Carolina.

Selected Consolidated Financial and Quantitative Data

(Dollars in thousands, except per share)	December 31, 2008	2007	2006	2005	2004
BALANCE SHEET DATA PERIOD END					
Assets	**$2,766,710**	$2,597,183	$2,178,413	$1925,856	$1,436977
Loans, net of unearned income*	**2,316,076**	2,083047	1,760,830	1,535901	1,153,230
Investment securities	**222,227**	258,309	210,391	182,744	165,446
Goodwill and other intangible assets	**66,221**	65,618	35,679	36,068	-
Deposits	**2,153,274**	1927,889	1,706,715	1,473,289	1,171,313
Nondeposit borrowings	**349,870**	440,046	293,521	294,420	141,136
Shareholders' equity	**244,928**	215,065	161,888	148,403	118,798
Number of common shares outstanding**	**11,250,603**	10,160,432	8,719,146	8,644,883	7,657,094
ANNUALIZED PERFORMANCE RATIOS					
Return on average assets	**0.58 %**	0.95%	0.97 %	1.00 %	1.05 %
Return on average equity	**7.00**	12.42	12.72	13.19	12.20
Return on average tangible equity	**10.26**	16.28	16.83	15.40	12.81
Net interest margin (taxable equivalent)	**3.83**	3.85	3.91	4.04	4.19
Efficiency ratio	**63.17**	65.31	63.80	64.88	65.45
Dividend payout ratio	**40.93**	29.17	30.88	34.29	36.66
ASSET QUALITY RATIOS					
Allowance for loan losses to period end loans	**1.36%**	1.28%	1.29 %	1.30 %	1.25 %
Allowance for loan losses to period end nonperforming loans	**211.34**	419.22	492.14	468.74	442.64
Nonperforming assets to period end loans and OREO	**0.91**	0.33	0.30	0.32	0.43
Nonperforming assets to period end total assets	**0.76**	0.27	0.24	0.24	0.35
Net charge-offs to average loans	**0.26**	0.13	0.16	0.11	0.15
CAPITAL RATIOS* **					
Equity to assets	**8.85 %**	8.28 %	7.43 %	7.71 %	8.27 %
Tangible equity to tangible assets	**6.62**	5.90	5.89	5.94	7.97
Tier 1 leverage ratio	**8.54**	8.42	8.11	8.58	8.05
Tier 1 risk-based capital	**10.42**	9.64	10.11	10.25	9.85
Total risk-based capital	**12.34**	10.89	11.36	11.45	11.10
OTHER DATA					
Number of financial centers	**50**	50	45	41	34
Number of employees (full-time equivalent)	**692**	701	634	590	513

*Excludes loans held for sale.
**Includes 1,010,000 shares sold in October 2008.
***Capital ratios at December 31, 2008 do not include $64.8 million in preferred stock issued in January 2008.


Time Deposits >$100,000 24%
Other 1%
Demand Deposits 14%
NOW & IOLTA Accounts 14%
Savings 7%
Money Market 12%
Time Deposits <$100,000 28%

DEPOSIT MIX


Commercial and Industrial 11%
Other Income Producing Property 6%
Consumer Non Real Estate 4%
Other 1%
Construction / Land Development 23%
Commercial Non-Owner Occupied 14%
Consumer Owner Occupied 13%
Home Equity Loans 10%
Commercial Owner Occupied 18%

LOAN MIX

Stock Performance and Statistics

	2008	2007	2006	2005	2004
STOCK PERFORMANCE					
Dividends per share	**$ 0.68**	$ 0.68	$ 0.68	$ 0.68	$ 0.65
Dividend payout ratio	**40.93 %**	29.17 %	30.88 %	34.29 %	36.66 %
Dividend yield (based on the average of the high and low for the year)	**1.90 %**	1.94 %	1.81 %	2.14 %	2.06 %
Price/earnings ratio (based on the year-end price and diluted earnings per share)	**22.70 x**	13.65 x	19.39 x	17.29 x	20.49 x
Price/book ratio (end of year)	**1.58 x**	1.50 x	2.25 x	1.95 x	2.27 x

	2008	2007	2006	2005	2004
COMMON STOCK STATISTICS					
Stock price ranges:					
High	**$ 45.24**	$ 40.84	$ 42.93	$ 34.94	$ 37.61
Low	**26.25**	28.29	32.38	28.50	25.57
Close	**34.50**	31.67	41.73	33.42	33.57
Volume traded on exchanges	**8,098,600**	4,359,700	2,510,900	2,202,700	1,711,500
As a percentage of average shares outstanding	**75.65 %**	42.91 %	28.89 %	27.09 %	21.23 %
Earnings per share, basic*	**$ 1.53**	$ 2.33	$ 2.17	$ 1.95	$ 1.66
Earnings per share, diluted*	**1.52**	2.32	2.15	1.93	1.64
Book value per share	**21.77**	21.17	18.57	17.17	14.77

* Per share data have been retroactively adjusted to give effect to a 5% common stock dividend paid to shareholders of record on December 20, 2004, and a 5% common stock dividend paid to shareholders of record on March 9, 2007.

QUARTERLY COMMON STOCK PRICE RANGES AND DIVIDENDS

Quarter	2008			2007			2006		
	High	Low	Dividend	High	Low	Dividend	High	Low	Dividend
1st	$34.83	$26.96	$0.17	$40.84	$34.99	$0.17	$36.08	$33.00	$0.17
2nd	$36.39	$28.40	$0.17	$38.00	$35.18	$0.17	$35.70	$32.38	$0.17
3rd	$45.24	$26.25	$0.17	$37.25	$28.29	$0.17	$39.94	$32.50	$0.17
4th	$38.00	$29.45	$0.17	$37.65	$28.86	$0.17	$42.93	$36.20	$0.17

The financial information should be read in conjuction with Management's Discussion and Analysis of Financial Condition and Results of Operations and is qualified in its entirety by reference to the more detailed financial statements and the notes thereto, all of which are contained in SCBT Financial Corporation's 2008 Annual Report on Form 10-K.

BOARD OF DIRECTORS EXECUTIVE MANAGEMENT TEAM Jimmy E. Addison Senior Vice President and Chief Financial Officer SCANA Corporation Columbia, SC Luther J. Battiste, III Partner and Attorney Johnson, Toal & Battiste, PA Columbia and Orangeburg, SC Dalton B. Floyd, Jr. Attorney and Owner The Floyd Law Firm, PC Surfside Beach, SC M. Oswald Fogle Plant Manager Roseburg Forest Products Orangeburg, SC Dwight W. Frierson Vice Chairman of the Board Vice President and General Manager Coca-Cola Bottling Company Orangeburg, SC Robert R. Hill, Jr. President and Chief Executive Officer Columbia, SC Robert R. Horger Chairman of the Board Attorney Horger, Barnwell & Reid Orangeburg, SC Harry M. Mims, Jr. President J.F. Cleckley & Company Orangeburg, SC Ralph W. Norman, Jr. President Warren Norman Co., Inc. Rock Hill, SC Alton C. Phillips President Carolina Eastern, Inc. Charleston, SC James W. Roquemore Chief Executive Officer Patten seed Company, Inc. General Manager Super-Sod/Carolina Orangeburg, Sc Thomas E. Suggs President and Chief Executive Officer Keenan & Suggs, Inc. Columbia, SC J.W. Williamson, III President J.W. Williamson Ginnery, Inc. Denmark, SC Susie H. Vanhuss, Ph.D. Professor Emeritus University of South Carolina Central Carolina Community Foundation Columbia, SC Joe E. Burns Senior Executive Vice President Chief Credit Officer Thomas S. Camp President and Chief Executive Officer SCBT of the Piedmont Robert R. Hill, Jr. President and Chief Executive Officer Dane H. Murray Senior Executive Vice President Division Head Lowcountry and Orangeburg Regions John C. Pollok Senior Executive Vice President Chief Financial Officer and Chief Operating Officer John F. Windley President South Carolina Bank and Trust

CORPORATE INFORMATION General Office SCBT Financial Corporation 520 Gervais Street Columbia, SC 29201 Analyst Contact John C. Pollok Chief Financial Officer SCBT Financial Corporation Post Office Box 1030 Columbia, SC 29202 (803) 765-4630 Stock Information The Company’s Common Stock is listed on the NASDAQ Global Select MarketSM under the trading symbol SCBT. www.SCBTonline.com Serving the financial needs of our local communities since 1934 Founded during the Great Depression, SCBT Financial Corporation has been serving the financial needs of our local communities for nearly 75 years. The core principals of delivering fast, friendly and accurate service and establishing relationships built on trust have been woven into the fabric of our bank since 1934. We believe that exceptional service, our conservative lending practices, and our sound financial management are what make us successful. Our company has weathered many financial storms due to the fluctuating economy over our 75-year history. Through each of these storms, we have learned lessons that helped make us stronger and better prepared for the future. We enter this next era in our bank’s history with an optimistic outlook, fully believing we are well prepared and poised to take advantage of opportunities for growth.